Mail Stop 4561


									March 7, 2006



Mr. Paul R. Sinsheimer
Chairman of the Board, Chief Executive Officer and President
Financial Federal Corporation
733 Third Avenue
New York, New York 10017
Via Mail and Facsimile (212) 286-5885


      Re:	Financial Federal Corporation
		Form 10-K for the fiscal year July 31, 2005
		File No. 1-14237

Dear Mr. Sinsheimer:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K for the fiscal year ended July 31, 2005

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 24

1. We note your disclosure on page 14 that in December 2004 you irrevocably elected to pay the value of converted debentures, not exceeding the principal amount, in cash. Please tell us the following:

* the specific terms of the convertible debentures prior to and subsequent to this election;
* whether this transaction was an election of previously available provisions of the debentures or a modification of terms;
* how you will determine the amount of shares issuable in exchange for any value over principal; and
* your analysis of the impact of applying SFAS 128 and EITF 04-8 prior to and subsequent to the election.

*****

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.

								Sincerely,



      Joyce Sweeney
									Accounting Branch
Chief
Mr. Paul R. Sinsheimer
Financial Federal Corporation
March 7, 2006
Page 1